SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ENPATH MEDICAL, INC.

(Name of Subject Company)

ENPATH MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

29355Y105

(CUSIP Number of Class of Securities)

John C. Hertig

Chief Executive Officer

Enpath Medical, Inc.

2300 Berkshire Lane North

Minneapolis, Minnesota 55441

(763) 951-8181

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

Thomas G. Lovett, IV, Esq.

Barbara Lano Rummel, Esq.

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2007, by Enpath Medical, Inc., a Minnesota corporation (the “Company”), as previously amended by Amendments Nos. 1 and 2 thereto filed with the SEC on May 17, 2007 and May 31, 2007, respectively. The Statement relates to a tender offer by Chestnut Acquisition Corporation, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Greatbatch, Ltd., a New York corporation (“Parent”), which is an indirect wholly-owned subsidiary of Greatbatch, Inc., a Delaware corporation (“Greatbatch”), disclosed in a Tender Offer Statement on Schedule TO, dated May 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the common stock of the Company at a purchase price of $14.38 per share, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2007 (as amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Statement.

The purpose of this Amendment is to amend Item 8 (Additional Information), to add new Exhibit No. (a)(6) and to amend Item 9 (Material to Be Filed as Exhibits) accordingly.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following new subheading and text:

Expiration of Initial Offering Period; Acceptance of Tendered Shares; Subsequent Offering Period; Expectations Regarding Merger Process

On June 6, 2007, Greatbatch issued a press release announcing the expiration of the initial offering period, the acceptance of tendered shares, the commencement of a subsequent offering period and its expectations regarding the merger process. A copy of the press release is filed as Exhibit (a)(6) and is incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 8, 2007.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Text of joint press release issued by Greatbatch, Inc. and the Company dated April 30, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2007).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(a)(2)	Letter to Company shareholders from the Chairman of the Board, dated May 8, 2007.†**

(a)(3)	Opinion of Greene Holcomb & Fisher LLC to the Board of Directors of the Company, dated April 27, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(a)(4)	Memorandum to holders of Company stock options and restricted stock grants dated May 17, 2007.**

(a)(5)	Text of joint press release issued by Greatbatch, Inc. and the Company dated May 30, 2007.**

(a)(6)	Text of press release issued by Greatbatch, Inc. dated June 6, 2007.

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of April 28, 2007, by and among Greatbatch, Ltd., Chestnut Acquisition Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 30, 2007).

(e)(2)	Tender and Support Agreement, dated as of April 28, 2007, by and among Greatbatch, Ltd., Chestnut Acquisition Corporation and each director of the Company (incorporated by reference to Schedule TO filed by Greatbatch, Inc., Greatbatch, Ltd. and Chestnut Acquisition Corporation with the SEC on April 30, 2007).

(e)(3)(A)	Letter agreement dated November 21, 2005 between the Company and John C. Hertig (incorporated by reference to Exhibit 10.3 to the Form 10-K for the year ended December 31, 2005).

(e)(3)(B)	Employment Agreement dated as of December 12, 2006 between the Company and John C. Hertig (incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 2006).

(e)(3)(C)	Employment Agreement dated as of December 12, 2006 between the Company and Scott P. Youngstrom (incorporated by reference to Exhibit 10.3 to Form 10-K for the year ended December 31, 2006).

(e)(3)(D)	Employment Agreement dated as of December 12, 2006 between the Company and Steven D. Mogensen (incorporated by reference to Exhibit 10.4 to Form 10-K for the year ended December 31, 2006).

(e)(3)(E)	Employment Agreement dated as of December 12, 2006 between the Company and Michael P. Winegar (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2006).

(e)(3)(F)	Employment Agreement dated as of December 12, 2006 between the Company and Michael D. Erdmann (incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended December 31, 2006).

(e)(3)(G)	Employment Agreement dated as of December 12, 2006 between the Company and Mark C. Kraus (incorporated by reference to Exhibit 10.23 to Form 10-K for the year ended December 31, 2006).

(e)(3)(H)	Employment Agreement dated as of April 16, 2007 between the Company and F. Anthony Headley, Jr. (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2007).

(e)(4)	Confidentiality Agreement, dated March 15, 2007, between Greatbatch, Inc. and the Company.*

(e)(5)	Enpath Medical, Inc. 1991 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-KSB for the year ended December 31, 1991).

(e)(6)	Enpath Medical, Inc. 1999 Incentive Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-133740)).

(e)(7)	Enpath Medical, Inc. 1999 Non-Employee Director and Medical Advisory Board Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-124661)).

(e)(8)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.10 to Form 10-K for the year ended December 31, 2004).

(e)(9)	Form of Non-Employee Director Agreement (incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2004).

*	Incorporated by reference to Schedule TO filed by Purchaser, Parent and Greatbatch on May 8, 2007.
†	Included in materials mailed to shareholders of the Company.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2007	ENPATH MEDICAL, INC.

/s/ SCOTT P. YOUNGSTROM
Scott P. Youngstrom Vice President and Chief Financial Officer